UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Xperi Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98423J101

(CUSIP Number)

Rubric Capital Management LP

155 East 44th St, Suite 1630

New York, New York 10017

Attention: Brian Kleinhaus

(212) 418-1888

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,043,744
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,043,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,043,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,043,744
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,043,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,043,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Deborah S. Conrad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Thomas A. Lacey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,208
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,208
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 98423J101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein beneficially owned by Rubric Capital were either acquired in connection with the Issuer’s spin-off from its predecessor or purchased with the working capital of the Rubric Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Rubric Funds acquired an aggregate of 1,541,314 Shares in connection with the Issuer’s spin-off from its predecessor. The aggregate purchase price of the 4,043,744 Shares beneficially owned by Rubric Capital is approximately $47,492,239, excluding brokerage commissions.

The Shares reported herein beneficially owned by Mr. Lacey were acquired in connection with the Issuer’s spin-off from its predecessor.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 43,465,834 Shares outstanding as of November 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

As of the date hereof, Rubric Capital and Mr. Rosen may be deemed to beneficially own the 4,043,744 Shares, constituting approximately 9.3% of the Shares outstanding, held in the aggregate by the Rubric Funds.

As of the date hereof, Mr. Lacey directly beneficially owns 4,208 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Ms. Conrad does not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,047,952 Shares beneficially owned in the aggregate by all of the Reporting Persons, constituting approximately 9.3% of the Shares outstanding. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. Except for the swap transactions set forth therein, the counterparty of which is Morgan Stanley Capital Services LLC (“Morgan Stanley”), all of such transactions were effected in the open market.

6

CUSIP No. 98423J101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to amend and restate the first paragraph as follows:

As previously disclosed, Rubric Capital, on behalf of the Rubric Funds, entered into certain cash-settled total return swap agreements with Morgan Stanley as the counterparty (the “Swap Agreements”), which provided Rubric Capital with economic results that were comparable to the economic results of ownership but did not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the notional Shares that were the subject of the Swap Agreements. Rubric Capital, on behalf of the Rubric Funds, has exited its swap position and is no longer a party to the Swap Agreements.

7

CUSIP No. 98423J101

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024

Rubric Capital Management LP

By:	Rubric Capital Management GP LLC General Partner

By:	/s/ David Rosen
	Name:	David Rosen
	Title:	Managing Member

/s/ David Rosen
David Rosen Individually and as attorney-in-fact for Deborah S. Conrad and Thomas A. Lacey

8

CUSIP No. 98423J101

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)*	Price Range ($)	Date of Purchase/Sale

RUBRIC CAPITAL MANAGEMENT LP
(On Behalf of the Rubric Funds)

Sale of Cash-Settled Total Return Swap	(75,000)	10.8049	10.5900 - 11.0500	02/14/2024
Purchase of Common Stock	75,000	10.8174	10.5900 - 11.0500	02/14/2024
Sale of Cash-Settled Total Return Swap	(75,000)	11.2508	11.1200 - 11.3950	02/15/2024
Purchase of Common Stock	75,000	11.2609	11.1400 - 11.4100	02/15/2024
Sale of Cash-Settled Total Return Swap	(80,000)	11.1122	10.9100 - 11.2400	02/16/2024
Purchase of Common Stock	80,000	11.1270	10.9192 - 11.2500	02/16/2024
Sale of Cash-Settled Total Return Swap	(77,525)	11.0017	10.9000 - 11.1500	02/20/2024
Purchase of Common Stock	77,525	11.0113	10.9000 - 11.1700	02/20/2024

* The price reported in column Price Per Security ($) is a weighted average price if a price range is indicated in column Price Range ($). These securities were purchased/sold in multiple transactions at prices between the corresponding price ranges in the applicable row. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities purchased/sold at each separate price.